Exhibit 99.1

NeuroSense Joins EverythingALS Open Innovation Consortium; Set to Enroll US and EU Patients in Phase IIb Study

- NeuroSense’s support will aid EverythingALS with ground-breaking patient research in a joint effort to develop treatments

- NeuroSense’s CEO to present at EverythingALS’s Expert Talk Series on August 3, 2022; To listen to Mr. Ben-Noon’s presentation register here: LINK

LOS ALTOS, Calif. and CAMBRIDGE, Mass., Aug. 2, 2022 /PRNewswire/ -- EverythingALS, a patient-focused non-profit that brings together patients, caregivers, physicians, researchers, and pharmaceutical companies using technological innovations and data science to support efforts to improve care for those living with a neurological disease like Amyotrophic Lateral Sclerosis (ALS), today announced NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, as a new collaborator in the effort to identify treatments and a cure for ALS.

EverythingALS was founded in 2020 with the mission of bringing technological innovations and data science to support efforts—from care to cure—for people with ALS. The non-profit conducts technology-based research to help track progression of ALS to be utilized for clinical endpoints. All of the organization’s data and insights from research are made available as open science for researchers, pharmaceutical companies, and other potential partners to collaborate.

NeuroSense is currently enrolling patients in PARADIGM, a Phase IIb double blind, placebo controlled, multicenter clinical trial to evaluate its lead drug candidate for ALS, PrimeC, in Israel and expects to begin patient enrollment in the US and EU this quarter. Top-line results are expected in Q2 2023. PrimeC was tested in a Phase IIa clinical study which successfully met its safety and efficacy endpoints including reducing functional and respiratory deterioration and demonstrated statistically significant changes in ALS-related biological markers.

In addition to providing financial support for ongoing research projects, NeuroSense’s strategic collaboration with EverythingALS will provide insight into patients’ needs and allow the company to better serve the ALS community.

“We are excited to be working with NeuroSense Therapeutics,” said Indu Navar, Founder of the Peter Cohen Foundation, functioning as EverythingALS. “EverythingALS and NeuroSense are taking similar actions in the fight against neurological diseases, including conducting extensive biomarker research. NeuroSense’s innovative therapeutic approach tackles this complex disease from multiple angles. Collaboration is key to making giant strides toward the digital biomarkers to be used in clinical trials of ALS, and to ultimately work toward the discovery of a potential cure.”

“At NeuroSense, our daily motivation stems from patients and their loved ones, resulting in a patient-centric approach to drug development,” stated Nedira Salzman-Frenkel, VP of Business Development at NeuroSense. “An alliance with EverythingALS, an organization with shared values, supports our mission to develop a disease-modifying therapy. Together, we aim to advance research on biological markers of the disease and deepen the scientific community’s knowledge of the underlying causes.”

Alon Ben Noon, NeuroSense’s CEO will present at EverythingALS’s ALS Expert Series on August 3, 2022 at 4pm PT/7pm ET. In his presentation titled, “NeuroSense Therapeutics Reports Positive Results from Stage III ALS Biomarker Study” Mr. Ben Noon will review the latest clinical and biomarker data on PrimeC’s efficacy in ALS. “As we prepare to enroll patients in the US and EU for our PARADIGM Phase IIb study, we are increasing our engagement with the international ALS community,” added Mr. Ben Noon.

To listen to Mr. Ben-Noon’s presentation register here: LINK

About ALS

According to John Hopkins Medicine, Amyotrophic Lateral Sclerosis (ALS) affects as many as 30,000 people in the United States, with 5,000 new cases diagnosed each year. ALS is a difficult disease to diagnose as there is not one test or procedure to ultimately establish the diagnosis of the disease and it can take 12-18 months to diagnose by method of elimination. There is also no known cure for ALS and many clinical trials to find treatments are currently in motion.

About EverythingALS

EverythingALS is a patient-focused non-profit, part of Peter Cohen Foundation, a 501(3)c organization, bringing technological innovations and data science to support efforts -- from care to cure -- for people with ALS, by offering an open-data platform for direct engagement with patients, caregivers, researchers, and drug companies. For more information, please visit www.EverythingALS.org.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the company’s PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

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